UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On January 13, WEBUY GLOBAL LTD (the “Company”) entered into a debt settlement agreement (the “Agreement”) with its wholly-owned subsidiary, New Retail International Pte. Ltd. (“New Retail”), and a shareholder, to settle the accrued and outstanding interest in the amount of $124,055.56 arose out of a convertible loan between New Retail and the shareholder. Pursuant to the Agreement, New Retail had repaid all the principal amount of the convertible loan, and the Company would assume the remaining outstanding interest by issuing 932,849 Class A ordinary shares to the shareholder at $0.133 per Class A ordinary share, which was 85% of the closing price of the Company on January 9, 2025. On January 14, the Company issued the shares to the shareholder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: January 17, 2025	By:	/s/ Bin Xue
		Name:	Bin Xue
		Title:	Chief Financial Officer

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